May 16, 2025

Christopher Prentiss
Chief Financial Officer
MannKind Corporation
1 Casper Street
Danbury, Connecticut 06810

        Re: MannKind Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed February 26, 2025
            File No. 000-50865
Dear Christopher Prentiss:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

1.     We note that sales of Tyvasco DPI under your Commercial Supply Agreement
(CSA)
       with United Therapeutics (UT) account for the majority of your Collaboration and services revenue, which increased 90% from $53 million in 2023 to $100.9 million in
       2024. Based on your disclosure on page 94 and Section 3.01 of the CSA included as an Exhibit to your filing, it appears that such sales are made to UT on a cost plus margin basis. Given that the increase in your Cost of collaboration revenue in 2024 was only 41% compared to the prior year, it would appear that you achieved higher margins on sales of Tyvasco DPI during 2024 than in 2023. However, your disclosure on page 50 attributes the increase in revenue solely to higher patient demand. Please clarify for us the factors underlying the increase in Collaboration and services revenue and revise your disclosure in future filings accordingly.
 May 16, 2025
Page 2

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition - Collaboration and Services, page 79

2. You disclose that revenue under your CSA with UT is recognized for the supply of product at a point in time, once control has transferred to UT. In your auditors' Critical
       Audit Matter discussion, they disclose that revenue is recognized based on the measure of progress as the performance obligation is satisfied and that forecasted revenue over the contract term is utilized in determining the measure of progress. Please revise your accounting policy disclosure in future filings to disclose
       the method used to measure revenue under your CSA as well as the significant judgments used in determining your measure of progress. Please also disclose how any changes in transaction price are recognized.

3. Pulmatrix Transaction, page 85

3. Please provide a detailed analysis supporting your accounting treatment for the
       Pulmatrix Transaction as a business combination under ASC 805-10. Please also provide us with copies of the Bill of Sale and Assignment Agreement, Cross License
       Agreement and Master Services Agreement and explain your consideration of filing these agreements as Exhibits to your filing. Finally, tell us your consideration of providing disclosure in your future filings describing any material rights or obligations under the contracts.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences